Exhibit 13.3

TRANSCANADA PIPELINES LIMITED

U.S. GAAP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

	Three months ended March 31
(millions of dollars)	2005	2004
Revenues	1,187	1,176
Cost of sales	131	143
Other costs and expenses	418	381
Depreciation	228	212
	777	736
Operating income	410	440
Other (income)/expenses
Equity income(1)	(88)	(109)
Other expenses(2)	119	204
Income taxes	146	126
	177	221

Net Income in Accordance with U.S. GAAP	233	219
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	5	3
Changes in minimum pension liability, net of tax	—	25
Unrealized loss on derivatives, net of tax(3)	(9)	(13)
Comprehensive Income in Accordance with U.S. GAAP	229	234

Reconciliation of Net Income

	Three months ended March 31
(millions of dollars)	2005	2004
Net Income in Accordance with Canadian GAAP	238	220
U.S. GAAP adjustments
Unrealized (loss)/gain on energy contracts(4)	(10)	4
Tax impact of unrealized (loss)/gain on energy contracts	4	(1)
Equity gain/(loss)(5)	2	(1)
Tax impact of equity gain/(loss)	(1)	—
Unrealized loss on foreign exchange and interest rate derivatives(3)	—	(4)
Tax impact of loss on foreign exchange and interest rate derivatives	—	1
Net Income in Accordance with U.S. GAAP	233	219

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP(1)

	Three months ended March 31
(millions of dollars)	2005	2004
Cash Generated from Operations
Net cash provided by continuing operations	345	342
Net cash provided by/(used in) discontinued operations	4	(2)
	349	340
Investing Activities
Net cash used in investing activities	(10)	(138)
Financing Activities
Net cash provided by/(used in) financing activities	82	(180)
Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	2	4
Increase in Cash and Short-Term Investments	423	26
Cash and Short-Term Investments
Beginning of period	123	282
Cash and Short-Term Investments
End of period	546	308

Condensed Balance Sheet in Accordance with U.S. GAAP (1)

(millions of dollars)	March 31, 2005	December 31, 2004
Current assets	1,258	907
Long-term investments(5)(6)	1,856	1,887
Plant, property and equipment	16,990	17,083
Regulatory asset(7)	2,580	2,606
Other assets	1,272	1,217
	23,956	23,700

Current liabilities(8)	2,769	2,653
Deferred amounts(3)(4)(6)	835	785
Long-term debt(3)	9,733	9,753
Deferred income taxes(7)	2,994	3,048
Preferred securities(9)	556	554
Non-controlling interests	81	76
Shareholders’ equity	6,988	6,831
	23,956	23,700

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at December 31, 2004	(71)	(26)	(4)	(101)

Unrealized loss on derivatives, net of tax of $8(3)	—	—	(9)	(9)
Foreign currency translation adjustment, net of tax of $10	5	—	—	5
Balance at March 31, 2005	(66)	(26)	(13)	(105)

Balance at December 31, 2003	(40)	(98)	(4)	(143)

Changes in minimum pension liability, net of tax of $(13)	—	25	—	25
Unrealized gain on derivatives, net of tax of 7(3)	—	—	(13)	(13)
Foreign currency translation adjustment, net of tax of $6	3	—	—	3
Balance at March 31, 2004	(37)	(73)	(18)	(128)

(1)          In accordance with U.S. GAAP, the condensed statement of consolidated income, consolidated cash flows and balance sheet of TransCanada PipeLines Limited (TCPL or the company) are prepared using the equity method of accounting for joint ventures.  Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and shareholders’ equity.

(2)          Other expenses included an allowance for funds used during construction of $1 million for the three months ended March 31, 2005 (March 31, 2004 - $1 million).

(3)          All foreign exchange and interest rate derivatives are recorded in the company’s consolidated financial statements at fair value under Canadian GAAP.  Under the provisions of SFAS No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value.  For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivatives that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.  Substantially all of the amounts recorded in the three months ended March 31, 2005 and 2004 as differences between U.S. and Canadian GAAP, for net income, relate to the differences in accounting treatment with respect to the hedged items and, for comprehensive income, relate to cash flow hedges.

(4)          Substantially all of the amounts recorded in the three months ended March 31, 2005 and 2004 as differences between U.S. and Canadian GAAP in respect of energy contracts relate to gains and losses on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy trading contracts in the U.S. and Canada.

(5)          Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain start-up costs incurred by Bruce Power L.P. (an equity investment) are required to be expensed under U.S. GAAP.  Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use.  In Bruce Power, L.P. under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(6)          Financial Interpretation (FIN) 45 requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at March 31, 2005 was $9 million (December 31, 2004 - $9 million) and relates to the company’s equity interest in Bruce Power L.P.

(7)          Under U.S. GAAP, the company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(8)          Current liabilities at March 31, 2005 include dividends payable of $153 million (December 31, 2004 - $146 million) and current taxes payable of $244 million (December 31, 2004 - $260 million).

(9)          The fair value of the preferred securities at March 31, 2005 was $574 million (December 31, 2004 - $572 million).  The Company made preferred securities charges payments of $12 million for the three months ended March 31, 2005 (March 31, 2004 - $12 million).

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

	Three months ended March 31
(millions of dollars)	2005	2004
Income
Revenues	291	275
Other costs and expenses	(141)	(119)
Depreciation	(40)	(33)
Financial charges and other	(22)	(14)
Proportionate share of income before income taxes of long-term investments	88	109

(millions of dollars)	March 31, 2005	December 31, 2004
Balance sheet
Current assets	353	361
Plant, property and equipment	2,920	3,020
Current liabilities	(197)	(248)
Deferred amounts (net)	(222)	(199)
Non-recourse debt	(979)	(1,030)
Deferred income taxes	(19)	(17)
Proportionate share of net assets of long-term investments	1,856	1,887